1775 I Street, N.W.
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+1 202 261 3300 Main
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www.dechert.com

MICHAEL L. SHERMAN

michael.sherman@dechert.com
+1 202 261 3449 Direct
+1 202 261 3333 Fax

September 25, 2012

Mr. Christian Windsor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Re:          FirstCity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 14, 2012

File No. 033-19694

Dear Mr. Windsor:

On behalf of FirstCity Financial Corporation (“FirstCity”) and pursuant to our telephone conversation on September 25, 2012, please be advised that FirstCity has recently retained Dechert LLP to assist in FirstCity’s written response to the Staff’s comment letter dated September 4, 2012.  As discussed, their response will be filed via EDGAR with the Securities and Exchange Commission on or before October 19, 2012.

Sincerely,

/s/ Michael L. Sherman

Michael L. Sherman
Partner